FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of May


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









Media
Information

                              30 April 2006

BG Group enters Oman with Exploration and Production Sharing Agreement

BG Group has today signed an Exploration and Production Sharing Agreement (EPSA) with the Government of the Sultanate of Oman for a 100% interest in and operatorship of Block 60 onshore Oman.

Block 60, which covers almost 1500 square kilometres (sq km), contains the Abu Butabul gas and condensate discovery which was made in 1998.

In addition to this discovery there are other exploration prospects within the Block.

BG will conduct seismic over the area and conduct a comprehensive appraisal drilling programme to assess fully the reserve potential and bring the discovery into production at the earliest opportunity.

Speaking today, BG Group Executive Vice President Jorn Berget, said:

"We are delighted to be working in partnership with the Omani Government to assist in the development of the natural gas sector within the Sultanate. Our intention is to appraise and commercialise these potential reserves for supply into the domestic market.

"Our entry into Oman represents a significant development in the Group's aspirations within the region. To this end, we are establishing an office in Oman to support our participation in the continued development of the Omani gas industry and to assess further opportunities in the region."






There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2005.

Notes to Editors:

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Block 60 onshore Oman was formerly part of the Block 6 concession area. It contains the Abu Butabul reservoir which has a single discovery well that was drilled in 1998. This well revealed the presence of gas and condensate in a tight reservoir contained in a structure that is mapped over an area of approximately 560 sq km.

Enquiries:

Communications                                            +44 (0) 118 929 2462

Out of hours media mobile:                                +44 (0) 791 718 5707

Investor Relations        Chris Lloyd/Helen Parris/
                          Kate Bingham                    +44 (0) 118 929 3025


Website: www.bg-group.com

                                    - ends -


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 May 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary